## Contact

www.linkedin.com/in/robert-mahrt-54088256 (LinkedIn)


## Top Skills

Financial Analysis
Financial Reporting
Government Proposals

# Robert Mahrt

Program Controller at Mile Two
Erie, Pennsylvania, United States

## Experience

### Mile Two

Program Controller
July 2020 - Present (4 years 1 month)

Assists in the development and management of financial tracking on Mile Two projects.

### M3 | Consulting Group

Chief Financial Officer
June 2012 - Present (12 years 2 months)
Erie, Pennsylvania Area

Founder and CFO of M3 Consulting Group, an AgTech startup that specializes in the delivery of beneficial insects via drones to specialty crop systems. As CFO I manage all day to day financial activities and create and execute long-term strategic financial planning.

### Booz Allen Hamilton

10 years 8 months

Senior Consultant
September 2012 - September 2019 (7 years 1 month)

Development and supper of the Commander Navy Installations Command (CNIC) Energy Return on Investment program. Assisting the Navy in achieving its goal to reduce energy usage by 50% by 2020 in the most cost effective way possible, ultimately returning the greatest value while maintaining mission expectations.

Senior Consultant
February 2009 - September 2012 (3 years 8 months)

Contract financial management on vast portfolio of government contracts, specifically supporting contracts in Air Force Research Laboratory and Aeronautical Systems Center. Also, participates in business development, cost proposal development, and proposal coordination.

## Education

## Mercyhurst College

Applied Intelligence · (2009 - 2010)

## Ohio University

Bachelor of Business Administration (BBA), Economics · (2004 - 2008)

## Institute of World Politics

Master of Arts in Statecraft and National Security Affairs · (2012)